UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

BUILDERS FIRSTSOURCE, INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

12008R-10-7
(CUSIP Number)

Building Products, LLC
450 Lexington Avenue, 31st Floor
New York, New York 10017
(212) 286-8600
Attention: Paul S. Levy

With copies to:

Robert B. Pincus, Esq.	Steven J. Gartner, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Mark A. Cognetti, Esq.
One Rodney Square, P.O. Box 636	Willkie Farr & Gallagher LLP
Wilmington, Delaware 19899-0636	787 Seventh Avenue
(302) 651-3000	New York, NY 10019-6099
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 22, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

NOTE:        Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Building Products, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Building Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%
14	TYPE OF REPORTING PERSON OO

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by JLL Building Holdings, LLC as of June 22, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 50.5% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%
14	TYPE OF REPORTING PERSON PN

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by JLL Partners Fund V, L.P. as of June 22, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 50.5% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%
14	TYPE OF REPORTING PERSON PN

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by JLL Associates V, L.P. as of June 22, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 50.5% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates G.P. V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%
14	TYPE OF REPORTING PERSON OO

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by JLL Associates G.P. V, L.L.C. as of June 22, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 50.5% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul S. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%
14	TYPE OF REPORTING PERSON IN

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by Paul S. Levy as of June 22, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 50.5% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JWP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus Private Equity IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,447,425*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,447,425*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,447,425*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON PN

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by Warburg Pincus Private Equity IX, L.P. as of June 22, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the JLL Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 50.5% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,447,425*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,447,425*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,447,425*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON OO

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by Warburg Pincus IX, LLC as of June 22, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the JLL Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 50.5% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,447,425*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,447,425*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,447,425*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON OO

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by Warburg Pincus Partners, LLC as of June 22, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the JLL Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 50.5% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,447,425*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,447,425*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,447,425*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON OO

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by Warburg Pincus LLC as of June 22, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the JLL Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 50.5% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,447,425*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,447,425*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,447,425*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON PN

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by Warburg Pincus & Co. as of June 22, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the JLL Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 50.5% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles R. Kaye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,447,425*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,447,425*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,447,425*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON IN

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by Charles R. Kaye as of June 22, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the JLL Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 50.5% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph P. Landy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,447,425*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,447,425*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,447,425*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14	TYPE OF REPORTING PERSON IN

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by Joseph P. Landy as of June 22, 2010.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the JLL Reporting Persons as of such date, the group may be deemed to beneficially own 48,792,009 shares, representing 50.5% of all of the outstanding shares of Common Stock of the Company.

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 2, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on December 8, 2006 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on March 14, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on September 1, 2009 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on October 23, 2009 (“Amendment No. 4”), and Amendment No. 5 thereto filed with the SEC on January 22, 2010 (“Amendment No. 5”) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and this Amendment No. 6, are collectively referred to herein as the “Schedule 13D”).

Item 1.  Security and Issuer

Item 1 is hereby amended by replacing it in its entirety with the following:

The class of securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”), of Builders FirstSource, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 2001 Bryan Street, Suite 1600, Dallas, Texas 75201.

Item 2.  Identity and Background

Item 2(a) is hereby amended and supplemented by adding the following at the end thereof:

This Amendment No. 6 is filed by Building Products, LLC, a Delaware limited liability company (“Building Products LLC”); JWP LLC, a Delaware limited liability company (“JWP LLC”); JLL Building Holdings, LLC, a Delaware limited liability company (“JLL Holdings”); JLL Partners Fund V, L.P., a Delaware limited partnership (“JLL Fund V”) and the sole member of JLL Holdings; JLL Associates V, L.P., a Delaware limited partnership (“JLL Associates V”) and the general partner of JLL Fund V; JLL Associates G.P. V, L.L.C., a Delaware limited liability company (“JLL Associates G.P. ”) and the general partner of JLL Associates V; Mr. Paul S. Levy, the sole member of JLL Associates G.P. (JLL Holdings, JLL Fund V, JLL Associates V, JLL Associates G.P., and Mr. Levy collectively being the “JLL Reporting Persons”); and Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“Warburg Pincus Fund IX”); Warburg Pincus IX, LLC, a New York limited liability company and sole general partner of Warburg Pincus Fund IX (“WP IX LLC”); Warburg Pincus Partners, LLC, a New York limited liability company and sole member of WP IX LLC (“WPP LLC”); Warburg Pincus LLC, a New York limited liability company that manages Warburg Pincus Fund IX (“WP LLC”); Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”); and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Warburg Pincus Fund IX, WP IX LLC, WPP LLC, WP LLC, WP, Mr. Kaye and Mr. Landy collectively being the “Warburg Pincus Reporting Persons”).

Building Products LLC, JWP LLC, the JLL Reporting Persons, and the Warburg Pincus Reporting Persons are collectively referred to herein as the “Reporting Persons”).  Except as specifically amended by this Amendment No. 6, items in the Schedule 13D are unchanged.

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit A.  The Reporting Persons have, however, determined that the JLL Reporting Persons and the Warburg Pincus Reporting Persons will, in the future, no longer file amendments to this Schedule 13D jointly.  In addition, as a result of the transactions described in Item 3 of this Amendment No. 6, Building Products LLC and JWP LLC will no longer be Reporting Persons.

Information in this Amendment No. 6 with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 2(b) is hereby amended and supplemented by adding the following at the end thereof:

(b)       The business address of JLL Holdings is c/o JLL Partners, Inc., 450 Lexington Avenue, 31st Floor, New York, New York 10017.

Item 2(c) is hereby amended and supplemented by adding the following at the end thereof:

(c)       The principal business of JLL Holdings is to acquire, hold, and dispose of securities, to receive dividends, interest, the return of principal, or other passive income and gains in connection therewith, and to engage in such other activities in connection therewith as its sole member deems necessary and advisable.

Item 2(d) is hereby amended and supplemented by adding the following at the end thereof:

(d)       During the last five years, neither JLL Holdings nor, to the best of its knowledge, its sole member has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) is hereby amended and supplemented by adding the following at the end thereof:

(e)       During the last five years, neither JLL Holdings nor, to the best of its knowledge, its sole member has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

Effective on June 22, 2010, Building Products, LLC, a Delaware limited liability company (“Building Products LLC”) of which JLL Fund V and Warburg Pincus Fund IX were the only members, was dissolved.  Pursuant to the plan of dissolution adopted by JLL Fund V and Warburg Pincus Fund IX, (a) on June 22, 2010, JLL Fund V contributed to JLL Holdings all of the limited liability company interests of Building Products LLC that it held; (b) the shares of Common Stock of the Company held by Building Products LLC but beneficially owned by JLL Holdings were assigned to JLL Holdings; and (c) the shares of Common Stock of the Company held by Building Products LLC but beneficially owned by Warburg Pincus Fund IX were assigned to Warburg Pincus Fund IX (collectively, the “Building Products Dissolution”).  No consideration was paid by any of the JLL Reporting Persons or Warburg Pincus Reporting Persons for the shares of Common Stock of the Company assigned to JLL Holdings and Warburg Pincus Fund IX by Building Products LLC.

Effective on June 22, 2010, JWP LLC, a Delaware limited liability company (“JWP LLC”) of which JLL Fund V and Warburg Pincus Fund IX were the only members, was dissolved.  Pursuant to the plan of dissolution adopted by JLL Fund V and Warburg Pincus Fund IX, (i) on June 22, 2010, JLL Fund V contributed to JLL Holdings all of the limited liability company interests of JWP LLC that it held; (ii) the shares of Common Stock of the Company held by JWP LLC but beneficially owned by JLL Holdings were assigned to JLL Holdings; and (iii) the shares of Common Stock of the Company held by JWP LLC but beneficially owned by Warburg Pincus Fund IX were assigned to Warburg Pincus Fund IX (collectively, the “JWP Dissolution”).  No consideration was paid by any of the JLL Reporting Persons or Warburg Pincus Reporting Persons for the shares of Common Stock of the Company assigned to JLL Holdings and Warburg Pincus Fund IX by JWP LLC.

As a result of the Building Products Dissolution and the JWP Dissolution, JLL Holdings directly owns 24,344,584 shares of Common Stock of the Company and Warburg Pincus Fund IX directly owns 24,447,425 shares of Common Stock of the Company.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

The information provided in Item 3 of this Amendment No. 6 is incorporated by reference to this Item 4.

The Building Products Dissolution and the JWP Dissolution were effected solely for the administrative convenience of the JLL Reporting Persons and the Warburg Pincus Reporting Persons.

As of the date of this Amendment No. 6, except as set forth in this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in any of the actions identified in Item 4(a) through Item 4(j).

Item 5.  Interest in Securities of the Issuer1

Item 5(a) is hereby amended by replacing it in its entirety with the following:

(i)  JLL Holdings is the direct owner of, and may be deemed the beneficial owner of, 24,344,584 shares of the Company’s Common Stock, which represents 25.2% of the outstanding shares of the Company’s Common Stock.

(ii)  By virtue of its position as sole member of JLL Holdings, JLL Fund V may be deemed to be the beneficial owner of 24,344,584 shares of the Company’s Common Stock, which represent 25.2% of the outstanding shares of the Company’s Common Stock.

(iii)  By virtue of its position as the general partner of JLL Fund V, JLL Associates V may be deemed to be the beneficial owner of 24,344,584 shares of the Company’s Common Stock, which represent 25.2% of the outstanding shares of the Company’s Common Stock.

(iv)  By virtue of its position as the general partner of JLL Associates V, JLL Associates G.P. may be deemed to be the beneficial owner of 24,344,584 shares of the Company’s Common Stock, which represent 25.2% of the outstanding shares of the Company’s Common Stock.

(v) By virtue of his position as the sole managing member of JLL Associates G.P., Mr. Levy may be deemed to be the beneficial owner of 24,344,584 shares of the Company’s Common Stock, which represent 25.2%  of the outstanding shares of the Company’s Common Stock.  Mr. Levy has a pecuniary interest in only a portion of such shares.

(vi)  By virtue of its direct ownership of 24,447,425 shares of the Company’s Common Stock, Warburg Pincus Fund IX may be deemed to be the beneficial owner of 24,447,425 shares of the Company’s Common Stock, which represent 25.3% of the outstanding shares of the Company’s Common Stock.

(vii)  As a result of their respective relationships with Warburg Pincus Fund IX and each other, the Warburg Pincus Reporting Persons may be deemed to be the beneficial owners of 24,447,425 shares of the Company’s Common Stock, which represent 25.3% of the outstanding shares of the Company’s Common Stock.
_______________________

1
Calculation of beneficial ownership is based on 96,693,529 shares of the Company’s Common Stock as of April 27, 2010, reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010, filed with the SEC on April 29, 2010.

Building Products LLC and JWP LLC no longer own, beneficially or of record, any shares of Common Stock of the Company.

Each of JLL Holdings, JLL Fund V, JLL Associates V, JLL Associates G.P., WP, WPP LLC, WP LLC, Mr. Kaye, and Mr. Landy disclaims beneficial ownership of the Company’s Common Stock.  Each of the JLL Reporting Persons disclaims beneficial ownership of shares of the Company’s Common Stock reported herein as beneficially owned by the Warburg Pincus Reporting Persons, and each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of shares of the Company’s Common Stock reported herein as beneficially owned by the JLL Reporting Persons.

Item 5(b) is hereby amended by replacing it in its entirety with the following:

Each of the JLL Reporting Persons shares with JLL Holdings the power to vote or direct the vote and to dispose or direct the disposition of 24,344,584 shares of the Company’s Common Stock.  Each of the Warburg Pincus Reporting Persons shares with Warburg Pincus Fund IX the power to vote or to direct the vote and to dispose or to direct the disposition of 24,447,425 shares of the Company’s Common Stock.

Building Products LLC and JWP LLC no longer own, beneficially or of record, any shares of Common Stock of the Company.

Item 5(c) is hereby amended by replacing it in its entirety with the following:

Other than as set forth in Item 3 of this Amendment No. 6, no transactions in the Company’s Common Stock were effected by any of the Reporting Persons during the sixty days preceding the date of this Amendment No. 6.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The information provided in Item 3 of this Amendment No. 6 is incorporated by reference to this Item 6.

In addition, on June 22, 2010, JLL Holdings and Warburg Pincus Fund IX entered into a stockholders’ agreement (the “Stockholders’ Agreement”), pursuant to which JLL Holdings and Warburg Pincus Fund IX agreed to vote the shares of the Company’s Common Stock held by them and their affiliates in favor of the election to the board of directors of the Company of designees of each of JLL Holdings and Warburg Pincus Fund IX.  As a result of the voting arrangements set forth in the Stockholders’ Agreement, JLL Holdings and Warburg Pincus Fund IX may be deemed to have formed a group for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended.  A copy of the Stockholders’ Agreement is attached hereto as Exhibit B and incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of June 24, 2010.

Exhibit B	Stockholders’ Agreement, dated as of June 22, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2010

BUILDING PRODUCTS, LLC

/s/ Paul S. Levy
Paul S. Levy, Manager

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2010

JLL BUILDING HOLDINGS, LLC

By JLL Partners Fund V, L.P.

By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2010

JLL PARTNERS FUND V, L.P.

By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2010

JLL ASSOCIATES V, L.P.

By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2010

JLL ASSOCIATES G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2010

/s/ Paul S. Levy
Paul S. Levy

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2010

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By its General Partner, Warburg Pincus IX, LLC
By its Sole Member, Warburg Pincus Partners, LLC
By its Managing Member, Warburg Pincus & Co.

/s/ Scott A. Arenare
Scott A. Arenare
Partner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2010

WARBURG PINCUS IX, LLC

By its Sole Member, Warburg Pincus Partners, LLC
By its Managing Member, Warburg Pincus & Co.

/s/ Scott A. Arenare
Scott A. Arenare
Partner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2010

WARBURG PINCUS PARTNERS, LLC

By its Managing Member, Warburg Pincus & Co.

/s/ Scott A. Arenare
Scott A. Arenare
Partner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2010

WARBURG PINCUS LLC

/s/ Scott A. Arenare
Scott A. Arenare
Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2010

WARBURG PINCUS & CO.

/s/ Scott A. Arenare
Scott A. Arenare
Partner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2010

/s/ Scott A. Arenare
Charles R. Kaye
By: Scott A. Arenare
Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2010

/s/ Scott A. Arenare
Joseph P. Landy
By: Scott A. Arenare
Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2010

JWP LLC

By JLL Building Holdings, LLC

By its sole Member, JLL Partners Fund V, L.P.
By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. V, L.L.C.

By Warburg Pincus Private Equity IX, L.P.

By its General Partner, Warburg Pincus IX, LLC
By its Sole Member, Warburg Pincus Partners, LLC
By its Managing Member, Warburg Pincus & Co.

/s/ Scott A. Arenare
Scott A. Arenare
Partner